SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57




                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended



                      Yorkshire Electricity Group p.l.c.
                       (Name of foreign utility company)



                              AEP Resources, Inc.
                           (Name of filing company)



       The Commission is requested to send copies of all communications relating to this Notification to:


           Jeffrey D. Cross, Esq.                Michael P. Graney, Esq.
           AEP Resources, Inc.                   Simpson Thacher & Bartlett
           1 Riverside Plaza, 20th Floor         1 Riverside Plaza, 9th Floor
           Columbus, Ohio  43215                 Columbus, Ohio  43215-2399
           (614) 223-1580                        (614) 471-7799

          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of Yorkshire Electricity Group p.l.c., a public company limited by shares organized under the laws of England and Wales (the "Company"), hereby notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.


Item 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

The name and business address of the entity for which FUCO status is claimed:

     Yorkshire Electricity Group p.l.c.
     Wetherby Road
     Scarcroft
     Leeds LS14 3HS
     England

Description of Facilities:

     The Company owns and operates a system engaged in the generation and distribution of electricity and the supply of natural gas exclusively in the United Kingdom.

Ownership:

     Other than Mercury Asset Management p.l.c. ("Mercury"), which as of February 3, 1997, held a 6.6% interest in the Company's voting securities, Resources is unaware of any person that holds five percent (5%) or more of any class of the Company's voting securities. Mercury is a wholly-owned subsidiary of Mercury Asset Management Group, p.l.c.

     Resources and a wholly-owned subsidiary of Public Service Company of Colorado ("PSCol"), acting together, will be attempting to acquire, through one or more special purpose subsidiaries, an interest in excess of five percent (5%) of the outstanding shares of the Company's voting securities.


Item 2

     State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public-utility company for its interest in the foreign utility company.

     The Company currently has no "associate companies" that are domestic "public-utility companies," as those terms are defined in the 1935 Act.

     Resources is a wholly-owned subsidiary of American Electric Power Company, Inc., a registered "holding company" as defined in the 1935 Act ("AEP"); and PSCol is a "public utility company" that is also an exempt "holding company" pursuant to Section 3(a)(2) of the 1935 Act and Rule 2 thereunder. Consequently, if the above-described acquisition of an interest in the Company is successful, the following domestic "public-utility companies" will be "associate companies" of the Company:

           AEP Generating Company          Kentucky Power Company
           Appalachian Power Company       Kingsport Power Company
           Cheyenne Light, Fuel and        Ohio Power Company
               Power Company               Ohio Valley Electric
           Columbus Southern Power             Corporation
               Company                     PSCol
           Indiana-Kentucky Electric       Wheeling Electric Company
               Corporation
           Indiana Michigan Power
               Company

    AEP is a "holding company" with respect to each of AEP Generating, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC") and Wheeling Electric Company (collectively, the "AEP Subsidiaries"). In addition, OVEC is a "holding company" of IKEC.

    None of the AEP Subsidiaries will have any relationship with the Company other than, if the acquisition is successful, sharing AEP as a "holding company" and as such being an "associate company" of the Company. None of the AEP Subsidiaries will pay any part of the purchase price for the Company.

    PSCol is a "holding company" with respect to Cheyenne Light, Fuel and Power Company ("Cheyenne"). If the acquisition is successful, PSCol will be the owner, through one or more intermediate wholly-owned subsidiaries of an interest in the Company, while Cheyenne will become an "associate company" of the Company because both Cheyenne and the Company will share PSCol as a "holding company." If the acquisition is successful, the purchase price paid by PSCol, indirectly through one or more subsidiaries, for its indirect ownership of an interest in the Company will be provided by amendment hereto.

                                   EXHIBITS


     No.              Description                 Method of Filing

  Exhibit      Letter from the Colorado     Incorporated by reference
  A-1          Public Utilities             to Exhibit B-1 of
               Commission certifying that   Application of Public
               it has the authority and     Service Company of Colorado
               resources to protect         under Section 3(b) and
               ratepayers subject to its    Rules 10 and 11 of the 1935
               jurisdiction and that it     Act, File No. 70-8985.
               intends to exercise such
               authority

  Exhibit      Letter from the Wyoming      Incorporated by reference
  A-2          Public Service Commission    to Exhibit B-2 of
               certifying that it has the   Application of Public
               authority and resources to   Service Company of Colorado
               protect ratepayers subject   under Section 3(b) and
               to its jurisdiction and      Rules 10 and 11 of the 1935
               that it intends to           Act, File No. 70-8985.
               exercise such authority


                                   SIGNATURE


    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


AEP RESOURCES, INC.



By: /s/ Jeffrey D. Cross
    ------------------------------------------
    Name:   Jeffrey D. Cross
    Title:  Vice President and General Counsel


Date:     February 19, 1997